ECHO BAY MINES LTD.
(a wholly-owned subsidiary of Kinross Gold Corporation)


2003 Second Quarter Report


Based on Canadian GAAP
All amounts are expressed in U.S. dollars
Unless otherwise stated

SECOND QUARTER 2003
FOR THE PERIOD ENDED JUNE 30, 2003

THE "COMPANY" OR "ECHO BAY" REFERS TO ECHO BAY MINES LTD. AND ITS SUBSIDIARIES. THE COMPANY'S UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA. ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS UNLESS SPECIFIED OTHERWISE.

BUSINESS COMBINATION

On June 10, 2002, the Company, Kinross Gold Corporation ("Kinross") and TVX Gold Inc. ("TVX") entered into a combination agreement, for the purpose of combining the ownership of their respective businesses. In a concurrent transaction, TVX agreed to acquire from Newmont Mining Corporation ("Newmont") the interest in the TVX Newmont Americas joint venture that it did not already own. The purchase from Newmont was completed and the combination was effected by way of a plan of arrangement under the Canada Business Corporation Act ("CBCA") on January 31, 2003.

Shareholders of Echo Bay (other than Kinross) received 0.1733 of a Kinross common share for each Echo Bay common share. The exchange ratio reflects the three for one consolidation of Kinross' common shares that was completed on January 31, 2003 prior to the arrangement. As a result, the Company and its subsidiaries are now wholly-owned subsidiaries of Kinross.

SECOND QUARTER CONSOLIDATED RESULTS

SECOND QUARTER RESULTS
The net loss for the second quarter of 2003 was $2.0 million, not measurable on a per share basis, compared to a net loss of $1.5 million, or $0.01 per share in the second quarter of 2002. The 2003 results, compared to 2002 were positively impacted by a 6% increase in gold sales volume, $2.6 million in gains on Canadian dollar currency hedges reducing Lupin's operating costs, a $1.3 million reduction in general and administrative costs due to the severance of Echo Bay staff in the first quarter of 2003 and the closure of the Echo Bay offices and no costs associated with the capital securities which were retired in the second quarter of 2002. The 2003 results, compared to 2002 were negatively impacted by a lower realized gold price of $343 per ounce compared to $375 per ounce in 2002, despite higher spot prices, due to the accounting treatment of certain hedge items and an $8.6 million write-off of net hedging losses associated with Lupin that had been deferred for accounting purposes.

Gold production increased 7% to 138,821 ounces in the second quarter of 2003 compared to 129,642 ounces in the second quarter of 2002. A 19% increase in production at the Round Mountain mine more than offset the effects of the cessation of operations at the McCoy/Cove complex on March 31, 2002 and at the Kettle River mine in October 2002. There was no silver production in the second quarter of 2003 or 2002, as all the silver had come from McCoy/Cove.

The Company's profitability and cash flow is determined in large part by the price of gold. The market price of gold is determined by factors beyond the Company's control. The Company received $347 per ounce of gold sold in the second quarter of 2003 compared to $311 per ounce in 2002.

Total cash costs were $213 per ounce of gold in the second quarter of 2003, versus $242 in the second quarter of 2002. The per ounce decrease was primarily due to a 19% increase in production at Round Mountain over 2002. Total production costs were $275 per ounce in the second quarter of 2003, versus $321 per ounce in the second quarter of 2002.

Cash flow provided from operating activities in the second quarter of 2003 was $5.2 million, compared to $5.5 million provided from operating activities in 2002.

FIRST HALF RESULTS
The net loss for the first half of 2003 was $12.1 million, or $0.02 per share compared to net earnings of $4.0 million, or $0.01 per share in the first half of 2002. The 2003 results, compared to 2002, reflect 2% lower gold sales volume and no silver sales, a $8.8 million increase in general and administrative costs which included severances and other merger related costs arising from the business combination, a $3.0 million increase in exploration costs resulting from exploration work being carried out at the Emanual Creek project adjacent to the Kettle River mine and an $8.6 million write-off of net hedging losses associated with the Lupin mine that had been deferred for accounting purposes. These items were partially offset by a $4.1 million reduction in depreciation and amortization associated with the closure of Kettle River and McCoy/Cove in 2002 and no expenses relating to the capital securities compared to a loss of $5.5 million on their retirement in the second quarter of 2002.

Gold production decreased 5% to 265,269 ounces in the first half of 2003 compared to 278,918 ounces in the first half of 2002. The decrease in production resulted from the cessation of operations at the McCoy/Cove complex on March 31, 2002 and at the Kettle River mine in October 2002. There was no silver production in 2003 compared with 1.5 million ounces in 2002, as all the silver had come from McCoy/Cove.

The Company's profitability and cash flow is determined in large part by the price of gold. The market price of gold is determined by factors beyond the Company's control. The Company received $350 per ounce of gold sold in the first half of 2003 compared to $302 per ounce in 2002.

Total cash costs were $227 per ounce of gold in the first half of 2003, versus $231 in the first half of 2002. The per ounce decrease was primarily due to an 11% increase in Round Mountain production during the first half of 2003 partially offset by increases in royalties and production taxes on the Company's share of production at the Round Mountain mine due to higher gold prices in the first half of 2003 compared to 2002. Total production costs were $290 per ounce in the first half of 2003, versus $301 per ounce in the first half of 2002.

Cash flow used in operating activities in the first half of 2003 was $0.2 million, compared to $5.2 million provided from operating activities in 2002.

SALE OF MCCOY/COVE

Following the completion of the business combination with Kinross on January 31, 2003, the McCoy/Cove assets were subsequently conveyed to Newmont on February 7, 2003. In consideration, Newmont has agreed to assume all liabilities and obligations relating to the reclamation or remediation required for the McCoy/Cove complex. For further discussion, refer to the disclosure under the heading "Operations - Individual Mine Disclosure".

SUSPENSION OF OPERATIONS AT LUPIN

On May 12, 2003, Kinross announced a restructuring plan for Lupin that included the elimination of 75 positions. Changes to mill operating schedules and shift rotations and the diligent efforts of employees achieved planned cost improvements. However, as of the end of the quarter, the Company is no longer hedged against its Canadian dollar costs. As a result, the strengthening Canadian dollar will negate these cost efficiencies when expressed in U.S. dollars, the currency that the gold output is sold in.

Therefore, on August 13, 2003, Kinross announced the immediate suspension of operations at Lupin due to poor economic performance of the operation over a protracted period of time. The Company will continue reviewing future alternatives for the property including the development of a mine plan to extract the shaft and crown pillars. Recovery of these pillars through 2004 has the potential for the operation to produce a comparable amount of gold to that originally planned for 2004, but at a higher grade and, consequently, at lower total cash costs per ounce. Notwithstanding the potential for the future extraction of the pillars, mining and milling operations have been suspended. The plant and equipment has been placed on care and maintenance pending the results of the review of future alternatives for the property. This decision ultimately affects 235 permanent and 70 contract employees. A small core of personnel will continue with the environmental management programs to ensure compliance with all regulatory requirements. For further discussion, refer to the disclosure under the heading "Operations - Individual Mine Disclosure".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REVENUES - GOLD AND SILVER SALES

SECOND QUARTER RESULTS
The Company's primary source of revenue is from the sale of its gold production. Echo Bay sold 146,094 ounces of gold in the second quarter of 2003, compared to 137,601 ounces in 2002. Revenue from gold sales was $50.1 million in the second quarter of 2003 compared to revenue from gold and silver sales in 2002 of $54.6 million.

In the second quarter of 2003, Echo Bay realized $343 per ounce of gold, compared to $375 in 2002. The Company received an average of $347 per ounce of gold sold in the second quarter, compared to $311 in 2002. The average spot price for gold in the second quarter of 2003 was $347 per ounce compared to $312 in 2002.

FIRST HALF RESULTS
Echo Bay sold 274,098 ounces of gold in the first half of 2003, compared to 279,030 ounces in 2002. Revenue from gold sales was $94.7 million in the first half of 2003 compared to revenue from gold and silver sales in 2002 of $109.8 million. Revenue from gold and silver sales decreased in 2003 due to lower gold production and no silver production resulting from the cessation of operations at the McCoy/Cove and Kettle River mines in 2002.

In the first half of 2003, Echo Bay realized $345 per ounce of gold, compared to $360 in 2002. The Company received an average of $350 per ounce of gold sold in the first half of 2003, compared to $302 in the first half of 2002, which was offset slightly by the amortization of net deferred losses on the modification of hedging contracts relating to Lupin production. The average spot price for gold in the first half of 2003 was $350 per ounce compared to $301 in 2002.

Statistics for gold and silver ounces sold and other revenue data are set out below.


                                                                  Three months ended                   Six months ended
                                                                             June 30                            June 30
REVENUE DATA                                                  2003              2002             2003              2002
-------------------------------------------------------------------------------------------------------------------------
Gold
----
   Ounces produced                                         138,821           129,642          265,269           278,918
   Ounces sold                                             146,094           137,601          274,098           279,030
   Average price realized/ounce - revenue basis        $       343       $       375      $       345       $       360
   Average price realized/ounce - cash basis (1)       $       347       $       311      $       350       $       302
   Average market price/ounce                          $       347       $       312      $       350       $       301
   Revenue (millions of U.S. $)                        $      50.1       $      51.7      $      94.7       $     100.5
   Percentage of total revenue                                100%               95%             100%               92%
Silver
------
   Ounces produced                                              --                --               --         1,470,094
   Ounces sold                                                  --           663,305               --         2,118,181
   Average price realized/ounce - revenue basis        $        --       $      4.39      $        --       $      4.36
   Average price realized/ounce - cash basis (1)       $        --       $      4.39      $        --       $      4.36
   Average market price/ounce                          $      4.59       $      4.75      $      4.63    $         4.63
   Revenue (millions of U.S. $)                        $        --       $       2.9      $        --       $       9.2
   Percentage of total revenue                                  0%                5%               0%                8%
-------------------------------------------------------------------------------------------------------------------------
Total revenue (millions of U.S. dollars)               $      50.1       $      54.6      $      94.7       $    109.8
=========================================================================================================================

(1) Excludes non-cash items affecting gold and silver revenues, such as the recognition of deferred income or deferral of revenue to future periods for hedge accounting purposes.

The above non-GAAP measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period. The calculation of average price per ounce of gold sold might not be comparable to similarly titled measures of other companies. Management uses average realized price per ounce of gold sold to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

The effects of changes in sales prices and volume were as follows.


REVENUE VARIANCE ANALYSIS
2003 VS. 2002                                                              Three months ended        Six months ended
(millions of U.S. dollars)                                                            June 30                 June 30
-----------------------------------------------------------------------------------------------------------------------
Lower realized gold prices                                                      $        (4.8)          $        (4.1)
Increase (decrease) in gold ounces sold                                                   3.2                    (1.8)
Decrease in silver ounces sold                                                           (2.9)                   (9.2)
-----------------------------------------------------------------------------------------------------------------------
Decrease in revenue                                                             $        (4.5)          $       (15.1)
=======================================================================================================================


COSTS AND EXPENSES

OPERATIONS - SUMMARY

SECOND QUARTER RESULTS
Gold production in the second quarter of 2003 increased by 7% when compared to 2002 production, while operating costs decreased by 18%. Consolidated operating costs were $28.1 million in the second quarter of 2003 compared to $34.3 million in 2002. Total cash operating costs per ounce and cash operating costs per ounce vary with the quantity of gold and silver sold and with the cost of operations.
Total cash costs per ounce of gold produced were $213 in the second quarter of 2003 compared to $242 per ounce of gold in 2002. Total cash costs per ounce of gold in the second quarter were lower than planned, primarily due to higher production from the Round Mountain mine as a result of better than planned gold recoveries, see discussion in the section entitled "Operations - Individual Mine
Disclosure".

FIRST HALF RESULTS
Gold production in the first half of 2003 decreased by 5% when compared to 2002 production, while operating costs decreased by 18%. Consolidated operating costs were $56.9 million in the first half of 2003 compared to $69.4 million in 2002.
Total cash costs per ounce of gold produced were $227 in the first half of 2003 compared to $231 per ounce of gold equivalent in 2002.

                                                                  Three months ended                   Six months ended
CONSOLIDATED PRODUCTION COSTS PER                                            June 30                            June 30
OUNCE OF GOLD PRODUCED                                        2003              2002             2003              2002
-------------------------------------------------------------------------------------------------------------------------
Direct mining expense                                   $      176        $      231       $      196        $      220
   Deferred stripping and mine development costs                15                 5                9                 3
   Inventory movements and other                                 1               (12)               1                (4)
-------------------------------------------------------------------------------------------------------------------------
Cash operating costs                                           192               224              206               219
   Royalties                                                    17                16               17                12
   Production taxes                                              4                 2                4                --
-------------------------------------------------------------------------------------------------------------------------
Total cash costs                                               213               242              227               231
   Depreciation                                                 41                54               43                48
   Amortization                                                 11                16               10                14
   Reclamation and mine closure                                 10                 9               10                 8
-------------------------------------------------------------------------------------------------------------------------
Total production costs                                  $      275        $      321       $      290        $      301
=========================================================================================================================

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to gold industry guidelines.


RECONCILIATION OF CASH AND TOTAL CASH OPERATING
COSTS PER OUNCE TO FINANCIAL STATEMENTS                               Three months ended                   Six months ended
(thousands of U.S. dollars except production in ounces                           June 30                            June 30
and per ounce amounts)                                            2003              2002              2003             2002
------------------------------------------------------------------------------------------------------------------------------
Operating costs per financial statements                    $   28,094        $   34,320        $   56,906       $   69,416
Change in finished goods inventory and other                    (1,413)           (5,332)           (2,301)          (3,257)
------------------------------------------------------------------------------------------------------------------------------
Cash operating costs                                            26,681            28,988            54,605           66,159
Royalties                                                        2,314             2,082             4,490            3,706
Production taxes                                                   529               295             1,037               84
------------------------------------------------------------------------------------------------------------------------------
Total cash costs                                            $   29,524        $   31,365        $   60,132       $   69,949
==============================================================================================================================
Gold ounces produced                                           138,821           129,642           265,269          278,918
Silver ounces produced                                              --                --                --        1,470,094
Average gold-to-silver price ratio                                  --                --                --             64.4
Gold equivalent ounces produced                                138,821           129,642           265,269          301,675
Cash operating costs per ounce                              $      192        $      224        $      206       $      219
Total cash operating costs per ounce                        $      213        $      242        $      227       $      232
==============================================================================================================================

The above non-GAAP measures of cash and total cash operating costs per ounce have been calculated on a consistent basis in each period. For reasons of comparability, total cash costs do not include certain items such as property write-downs, which do not occur in all periods but are included under GAAP in the determination of net earnings or loss. Cash and total cash operating costs per ounce are calculated in accordance with gold industry guidelines. These per ounce measures may not be comparable to similarly titled measures of other companies. Cash and total cash costs per ounce information is used by management to assess profitability and cash flow of individual operations, as well as to compare with other precious metal producers. Total cash costs per ounce of gold equivalent decreased by 12% during the second quarter of 2003 and decreased 2% in the first half of 2003. Details of the individual mine performance are discussed in the following sections.

The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles.

Production costs per ounce are derived from amounts included in the consolidated statements of operations and include mine site operating costs such as mining, processing, administration, transportation, royalties, production taxes, depreciation, amortization and reclamation costs, but exclude financing, capital, development and exploration costs. These costs are then divided by gold equivalent ounces produced to arrive at the total production costs per ounce. Production costs per ounce are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

The term ounce as used in this quarterly report means "troy ounce".


OPERATIONS REVIEW
Operating data by mine is set out below.
                                                                  Three months ended               Six months ended
                                                                             June 30                        June 30
OPERATING DATA BY MINE                                          2003            2002           2003            2002
---------------------------------------------------------------------------------------------------------------------
Gold production (ounces)
   (a) Round Mountain (50%)                                  113,310          95,499        209,126         189,070
   (b) Lupin (100%)                                           25,511          24,643         56,143          53,360
   (c) Kettle River (100%)                                        --           9,500             --          19,987
   (d) McCoy/Cove (100%)                                          --              --             --          16,501
---------------------------------------------------------------------------------------------------------------------
Total gold                                                   138,821         129,642        265,269         278,918
=====================================================================================================================

Silver production (ounces)
   (d) McCoy/Cove (100%)                                          --              --             --       1,470,094
---------------------------------------------------------------------------------------------------------------------
Total silver                                                      --              --             --       1,470,094
=====================================================================================================================

Gold production increased 7% to 138,821 ounces in the second quarter of 2003 compared to 129,642 ounces in the second quarter of 2002. This resulted in a decrease of 5% in first half production of 265,269 ounces compared to 278,918 ounces in the first half of 2002. The increase in second quarter production resulted from a 19% increase in second quarter production at Round Mountain primarily due to higher grades and better recoveries as a result of side slope leaching. Production for the first half of 2003 remained lower than the first half of 2002 due to the completion of operations at McCoy/Cove on March 31, 2002 and at Kettle River in October 2002. The Company has no silver production in 2003 as all of 2002 production came from McCoy/Cove.

                                                                  Three months ended               Six months ended
                                                                             June 30                        June 30
OPERATING DATA BY MINE                                          2003            2002           2003            2002
---------------------------------------------------------------------------------------------------------------------
Cash operating costs (per ounce of gold)
    (a) Round Mountain                                    $      165        $    176       $    171        $    181
    (b) Lupin                                                    310             384            336             330
    (c) Kettle River                                              --             282             --             270
    (d) McCoy/Cove                                                --              --             --             225
---------------------------------------------------------------------------------------------------------------------
Company average                                           $      192        $    224       $    206        $    219
=====================================================================================================================
Total cash costs (per ounce of gold)
    (a) Round Mountain                                    $      190        $    201       $    197        $    203
    (b) Lupin                                                    310             384            336             330
    (c) Kettle River                                              --             285             --             276
    (d) McCoy/Cove                                                --              --             --             214
---------------------------------------------------------------------------------------------------------------------
Company average                                           $      213        $    242       $    227        $    231
=====================================================================================================================

Cash operating costs were $192 per ounce of gold in the second quarter and $206 in the first half of 2003 compared to $224 in the second quarter of and $219 in the first half of 2002. The decrease was primarily the result of higher production at the Round Mountain mine due to better than expected grades and recoveries as a result of side slope leaching.

Total cash costs were $213 per ounce of gold in the second quarter and $227 in the first half of 2002 compared to $242 in the second quarter and $231 in the first half of 2002. The increase over cash operating costs was primarily due to higher royalties and production taxes at Round Mountain resulting from an average gold price of $347 per ounce during the second quarter and $350 during the first half of 2003 compared with $312 per ounce during the second quarter and $301 per ounce during the first half of 2002.


OPERATIONS - INDIVIDUAL MINE DISCLOSURE

(a)     Round Mountain, Nevada (50% owned)                          Three months ended                   Six months ended
                                                                               June 30                            June 30
OPERATING DATA                                                  2003              2002             2003              2002
----------------------------------------------------------------------------------------------------------------------------
Gold produced (ounces) (the Company's 50% share):
    Heap leached - reusable pad                               41,801            35,701           81,342            73,713
    Heap leached - dedicated pad                              52,735            40,747           92,988            79,683
    Milled                                                    17,919            19,051           33,941            35,674
    Other (1)                                                    855                --              855                --
                                                           ---------         ---------        ---------         ---------
    Total                                                    113,310            95,499          209,126           189,070
Mining cost/ton of ore and waste                           $    0.89         $    0.79        $    0.92         $    0.79
Heap leaching cost/ton of ore                              $    0.83         $    0.80        $    0.82         $    0.78
Milling cost/ton of ore                                    $    3.13         $    3.13        $    3.31         $    3.06
Production cost per ounce of gold produced:
    Direct mining expense                                  $     144         $     176        $     156         $     174
    Deferred stripping costs                                      20                12               14                13
    Inventory movements and other                                  1               (12)               1                (6)
                                                           ---------         ----------       ---------         ----------
      Cash operating costs                                       165               176              171               181
    Royalties                                                     20                22               21                19
    Production taxes                                               5                 3                5                 3
                                                           ---------         ---------        ---------         ---------
      Total cash costs                                           190               201              197               203
    Depreciation                                                  37                43               42                43
    Amortization                                                  11                15               11                15
    Reclamation and mine closure                                   9                 9                9                 9
                                                           ---------         ---------        ---------         ---------
      Total production costs                               $     247         $     268        $     259         $     270
                                                           ---------         ---------        ---------         ---------
Heap leached -  reusable pad:
    Ore processed (tons/day)                                  28,031            31,130           27,836            31,282
    Total ore processed (000 tons)                             2,551             2,833            5,150             5,693
    Grade (ounce/ton)                                          0.043             0.047            0.049             0.046
    Recovery rate (%)                                           74.3              61.5             74.5              63.6
Heap leached - dedicated pad:
    Ore processed (tons/day)                                 126,418           139,692          124,130           139,736
    Total ore processed (000 tons)                            11,504            12,712           22,964            25,432
    Grade (ounce/ton)                                          0.012             0.012            0.012             0.011
    Recovery rate (2)
Milled:
    Ore processed (tons/day)                                  10,077             9,768            9,650             9,775
    Total ore processed (000 tons)                               917               889            1,785             1,779
    Grade (ounce/ton)                                          0.049             0.055            0.049             0.050
    Recovery rate (%)                                           83.4              86.3             85.0              85.0
----------------------------------------------------------------------------------------------------------------------------

(1) A high-grade occurrence was discovered in April 1992. A small gravity plant was constructed to recover these ounces.

(1) Recovery rates on dedicated pads can only be estimated, as actual recoveries will not be known until leaching is complete. At the Round Mountain mine, the gold recovery rate on the dedicated heap leach pad is estimated at 50%.

The Company has a 50% ownership interest in, and is the operator of, the Round Mountain mine in Nevada. Round Mountain is an open pit mine capable of mining and processing 170,000 tonnes of ore per day. The Company's share of mine production was 113,310 ounces of gold for the second quarter of 2003 compared with 95,499 ounces in 2002. The higher production results primarily from better than planned gold recoveries due to the installation of new carbon columns and the implementation of side slope leaching of the historic dedicated leach pad. The success of side slope leaching has the potential to significantly improve ultimate heap leach recoveries. Cash operating costs for the quarter were $165 per ounce, compared to $176 per ounce in the previous year reflecting the higher production. Total cash costs for the quarter were $190 per ounce, compared to $201 in the 2002.


RECONCILIATION OF THE ROUND MOUNTAIN MINE
CASH AND TOTAL CASH OPERATING COSTS PER OUNCE                      Three months ended                   Six months ended
TO FINANCIAL STATEMENTS                                                       June 30                            June 30
(thousands of U.S. dollars except production in ounces
and per ounce amounts)                                          2003            2002              2003              2002
----------------------------------------------------------------------------------------------------------------------------
Operating costs per financial statements                    $ 19,583        $ 17,731         $  37,725         $  33,121
Change in finished goods inventory and other                    (791)           (888)           (1,987)            1,187
----------------------------------------------------------------------------------------------------------------------------
Cash operating costs                                          18,792          16,843            35,738            34,308
Royalties                                                      2,314           2,062             4,490             3,594
Production taxes                                                 529             280             1,037               535
----------------------------------------------------------------------------------------------------------------------------
Total cash costs                                            $ 21,635        $ 19,185         $  41,265         $  38,437
============================================================================================================================
Gold ounces produced                                         113,310          95,499           209,126           189,070
Cash operating costs per ounce                              $    165        $    176         $     171         $     181
Total cash costs per ounce                                  $    190        $    201         $     197         $     203
============================================================================================================================

Cash and total cash costs per ounce are non-GAAP measures. For further information on these non-GAAP measures, refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

The Company's share of capital expenditures at the Round Mountain mine in the second quarter of 2003 was $0.8 million. Echo Bay estimates its share of capital expenditures to be approximately $7.8 million for 2003. These capital expenditures will be primarily incurred on the expansion of the dedicated leach pad, pit dewatering, and mobile equipment.

Metallurgical test work is currently in progress on mineralization from the nearby Gold Hill deposit and a resources model is being generated. During the quarter, a Plan of Operations to develop a mine at Gold Hill was filed with the Nevada Bureau of Land Management.

Exploration drilling continued to focus on the high-grade underground vein targets along the margins of the caldera that hosts the Round Mountain open pit. One reverse circulation drill hole returned 70.6 grams per tonne gold over a width of 16.8 metres on the deep northwest vein. A diamond drill hole, drilled to confirm the high-grade results, cut numerous sections with visible gold and assays are pending. Considering the continued encouraging drill results, a preliminary feasibility study for the underground mining of the high-grade vein system has been initiated.


(b)      Lupin, Nunavut, Canada (100% owned)                        Three months ended                   Six months ended
                                                                               June 30                            June 30
OPERATING DATA                                                  2003              2002             2003              2002
----------------------------------------------------------------------------------------------------------------------------
Gold produced (ounces)                                        25,511            24,643           56,143            53,360
Mining cost/ton of ore                                   C $   56.01       C $   64.53      C $   57.47       C $   57.96
Milling cost/ton of ore                                  C $   16.00       C $   13.88      C $   15.74       C $   14.10
Production cost per ounce  of gold produced:
    Canadian dollars:
     Direct mining expense                               C $     584       C $     666      C $     581       C $     583
     Deferred mine development costs                     C $      (9)      C $     (43)     C $     (12)      C $     (51)
     Inventory movements and other                       C $      --       C $       3      C $       1       C $       1
                                                           ---------         ---------        ---------         ---------
      Cash operating costs                               C $     575       C $     626      C $     570       C $     533
    U.S. dollars
     Cash operating costs                                US$     310       US$     384      US$     336       US$     330
     Royalties                                                    --                --               --                --
     Production taxes                                             --                --               --                --
                                                           ---------         ---------        ---------         ---------
      Total cash costs                                           310               384              336               330
    Depreciation                                                  55                46               48                40
    Amortization                                                   9                 6                8                 6
    Reclamation and mine closure                                  17                15               16                15
                                                           ---------         ---------        ---------         ---------
      Total production costs                             US$     391       US$     451      US$     408       US$     391
                                                           ---------         ---------        ---------         ---------
Milled:
    Ore processed (tons/day)                                   1,612             1,623            1,739             1,640
    Total ore processed (000 tons)                               147               148              315               298
    Grade (ounce/ton)                                          0.188             0.181            0.193             0.193
    Recovery rate (%)                                           92.4              92.2             92.5              92.5
----------------------------------------------------------------------------------------------------------------------------

       Lupin is an underground mine, capable of mining and processing 2,000 tonnes or ore per day. Gold production for the quarter was 25,511 ounces compared with 24,643 ounces in 2002, as an increase in grade more than offset a reduction in tons milled. Total cash costs were $310 per ounce compared to $384 per ounce in the second quarter of 2002. Operating costs were positively impacted in the quarter through aggressive cost containment implemented at the mine in the second quarter and by $2.6 million of gains on Canadian dollar hedges of Lupin operating costs.

RECONCILIATION OF THE LUPIN MINE
CASH AND TOTAL CASH OPERATING COSTS PER OUNCE                       Three months ended                 Three months ended
TO FINANCIAL STATEMENTS                                                        June 30                            June 30
(thousands of U.S. dollars except production in
ounces and per ounce amounts)                                   2003              2002             2003              2002
----------------------------------------------------------------------------------------------------------------------------
Operating costs per financial statements                  $    8,511        $   10,392       $   19,181        $   18,271
Change in finished goods inventory and other                    (622)             (922)            (314)             (677)
----------------------------------------------------------------------------------------------------------------------------
Cash and total cash costs                                 $    7,889        $    9,470       $   18,867        $   17,594
============================================================================================================================
Gold ounces produced                                          25,511            24,643           56,143            53,360
Cash and total cash costs per ounce                       $      310        $      384       $      336        $      330
============================================================================================================================

Cash and total cash costs per ounce are non-GAAP measures. For further information on these non-GAAP measures, refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

During the quarter, a $2.6 million ($101 per ounce) benefit was realized from gains on Canadian dollar contracts used to hedge Lupin expenditures. Hedge contracts were in place only until the end of the second quarter. All Canadian dollar expenditures at Lupin are currently unhedged.

The Company incurred $0.4 million of capital expenditures at the Lupin mine in the second quarter of 2003 and $1.6 million in the first half of 2003.

On May 12, 2003, Kinross announced a restructuring plan for Lupin that included the elimination of 75 positions. Changes to mill operating schedules and shift rotations and the diligent efforts of employees achieved planned cost improvements. However, as of the end of the quarter, the Company is no longer hedged against its Canadian dollar costs. As a result, the strengthening Canadian dollar will negate these cost efficiencies when expressed in U.S. dollars, the currency that the gold output is sold in.

On August 13, 2003, Kinross announced the immediate suspension of operations at Lupin due to poor economic performance of the operation over a protracted period of time. A small group of personnel will continue reviewing future alternatives for the property including the development of a mine plan to extract the shaft and crown pillars. These pillars and other remnant mining are expected to contain almost 110,000 ounces of gold (approximately 400,000 tonnes at an average grade of about 8.5 grams of gold per tonne). Recovery of these pillars through 2004 has the potential for the operation to produce a comparable amount of gold to that originally planned for 2004, but at a higher grade and, consequently, at lower total cash costs per ounce. Notwithstanding the potential for the future extraction of the pillars, mining and milling operations have been suspended. The plant and equipment has been placed on care and maintenance pending the results of the review of future alternatives for the property. As such, management is currently unable to assess the impact, if any, on the carrying value of the Lupin mine assets. This will be completed along with the assessment of alternatives for the property. This decision ultimately affects 235 permanent and 70 contract employees. Severance costs associated with the layoffs are estimated to be approximately $4.3 million at current exchange rates and will be booked in the third quarter. A small core of personnel will continue with the environmental management programs to ensure compliance with all regulatory requirements. The ongoing costs of care and maintenance and environmental monitoring will be expensed as incurred.

The Lupin deposit, located on the west shore of Contwoyto Lake, 80 kilometres south of the Arctic Circle, is a banded iron formation that was discovered in 1960. The mine began commercial production in 1982 and pioneered the use of supporting a mining operation by aircraft for the rotation of employees, transporting perishables and shipping of dore to market and the transport of consumables for the operation over a winter road. This development scenario that was refined at Lupin has become the model for the development of the new diamond mines in the Northwest Territories and Kinross' Kubaka mine in the Russian Far East. With the exception of a period of suspension from 1998 to 2000, due to low gold prices, the Lupin mine has operated from 1982 and produced approximately three million ounces of gold and has been a significant contributor to the economy of northern Canada.


(c)      Kettle River , Washington (100% owned)                     Three months ended                   Six months ended
                                                                               June 30                            June 30
OPERATING DATA                                                  2003              2002             2003              2002
----------------------------------------------------------------------------------------------------------------------------
Gold produced (ounces)                                            --             9,500               --            19,987
Mining cost/ton of ore                                     $      --         $   22.70        $      --         $   22.31
Milling cost/ton of ore                                    $      --         $   10.52        $      --         $   10.81
Production cost per ounce  of gold produced:
    Direct mining expense                                  $      --         $     270        $      --         $     259
    Deferred mine development costs                               --                --               --                --
    Inventory movements and other                                 --                12               --                11
                                                           ---------         ---------        ---------         ---------
      Cash operating costs                                        --               282               --               270
    Royalties                                                     --                 1               --                 4
    Production taxes                                              --                 2               --                 2
                                                           ---------         ---------        ---------         ---------
      Total cash costs                                            --               285               --               276
    Depreciation                                                  --                --               --                --
    Amortization                                                  --                50               --                50
    Reclamation and mine closure                                  --                --               --                --
                                                           ---------         ---------        ---------         ---------
      Total production costs                               $      --         $     335        $      --         $     326
                                                           ---------         ---------        ---------         ---------
Milled:
    Ore processed (tons/day)                                      --               727               --               733
    Total ore processed (000 tons)                                --                66               --               133
    Grade (ounce/ton)                                             --             0.174               --             0.179
    Recovery rate (%)                                             --              82.8               --              83.6
----------------------------------------------------------------------------------------------------------------------------

Gold production was nil in 2003, down from 9,500 ounces in the second quarter of 2002 and 19,987 ounces in the first half of 2002, as operations at the Kettle
River mine were completed in October 2002.

RECONCILIATION OF THE KETTLE RIVER MINE
CASH AND TOTAL CASH OPERATING COSTS PER OUNCE                       Three months ended                   Six months ended
TO FINANCIAL STATEMENTS                                                        June 30                            June 30
(thousands of U.S. dollars except production in
ounces and per ounce amounts)                                   2003              2002             2003              2002
----------------------------------------------------------------------------------------------------------------------------
Operating costs per financial statements                  $       --        $    2,565       $       --        $    4,571
Change in finished goods inventory and other                      --               110               --               831
----------------------------------------------------------------------------------------------------------------------------
Cash operating costs                                              --             2,675               --             5,402
Royalties                                                         --                14               --                71
Production taxes                                                  --                15               --                30
----------------------------------------------------------------------------------------------------------------------------
Total cash costs                                          $       --        $    2,704       $       --        $    5,503
============================================================================================================================
Gold ounces produced                                              --             9,500               --            19,987
Cash operating costs per ounce                            $       --        $      282       $       --        $      270
Total cash costs per ounce                                $       --        $      285       $       --        $      276
============================================================================================================================

Cash and total cash costs per ounce are non-GAAP measures. For further information on these non-GAAP measures, refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

At Kettle River, a crosscut from the exploration drift was developed through the Emanuel Creek ore body to provide future mining access. Approximately 300 metres north and along trend of the Emanuel Creek deposit, a new zone of the gold mineralization, the North Emanuel Creek zone, was intersected by five diamond drill holes over a strike length of approximately 200 metres. Results from the five holes were as follows: 60.4 metres grading 31.0 grams per tonne gold; 71.3 metres grading 2.4 grams per tonne gold; 7.4 metres grading 14.7 grams per tonne gold; 16.4 metres grading 10.7 grams per tonne gold; and 6.7 metres grading 9.1 grams per tonne gold. Further work is being planned to define the extent and geometry of the mineralized body. A map of the results can be viewed in the operations section of the Kinross website at WWW.KINROSS.COM. During the quarter, the Company spent approximately $3.4 million in exploration and development at Kettle River, of which $2.4 million was capitalized.


(d)      McCoy/Cove, Nevada (100% owned) (1)                                       Three months ended
                                                                                             March 31
OPERATING DATA                                                               2003                2002
----------------------------------------------------------------------------------------------------------
Gold produced (ounces):
    Milled                                                                     --               9,906
    Heap leached                                                               --               6,595
                                                                        ---------           ---------
    Total gold                                                                 --              16,501
Silver produced (ounces):
    Milled                                                                     --           1,410,594
    Heap leached                                                               --              59,500
                                                                        ---------           ---------
    Total silver                                                               --           1,470,094
Milling cost/ton of ore                                                 $      --           $   10.49
Production cost per ounce of gold produced:
    Direct mining expense                                               $      --           $     216
    Deferred stripping costs                                                   --                  --
    Inventory movements and other                                              --                   9
                                                                        ---------           ---------
      Cash operating costs                                                     --                 225
    Royalties                                                                  --                   1
    Production taxes                                                           --                 (12)
                                                                        ---------           ----------
      Total cash costs                                                         --                 214
    Depreciation                                                               --                  51
    Amortization                                                               --                  --
    Reclamation and mine closure                                               --                  --
                                                                        ---------           ---------
      Total production costs                                            $      --           $     265
                                                                        ---------           ---------
Average gold-to-silver price ratio (2)                                         --              64.6:1
Milled:
    Ore processed (tons/day)                                                   --               6,451
    Total ore processed (000 tons)                                             --                 587
    Gold grade (ounce/ton)                                                     --               0.034
    Silver grade (ounce/ton)                                                   --                3.46
    Gold recovery rate (%)                                                     --                43.3
    Silver recovery rate (%)                                                   --                64.0
----------------------------------------------------------------------------------------------------------

     (1)  Property sold to Newmont February 7, 2003.

     (2) To convert costs per ounce of gold into comparable costs per ounce of co-product silver, divide the production cost per ounce of gold by the period's average gold-to-silver price ratio.


RECONCILIATION OF THE MCCOY/COVE MINE
CASH AND TOTAL CASH OPERATING                                                     Three months ended
COSTS PER OUNCE TO FINANCIAL STATEMENTS                                                     March 31
(thousands of U.S. dollars except production in ounces
and per ounce amounts)                                                     2003                  2002
----------------------------------------------------------------------------------------------------------
Operating costs per financial statements                           $         --          $      9,821
Change in finished goods inventory and other                                 --                  (966)
----------------------------------------------------------------------------------------------------------
Cash operating costs                                                         --                 8,855
Royalties                                                                    --                    35
Production taxes                                                             --                  (481)
----------------------------------------------------------------------------------------------------------
Total cash costs                                                   $         --          $      8,409
==========================================================================================================
Gold ounces produced                                                         --                16,501
Silver ounces produced                                                       --             1,470,094
Average gold-to-silver price ratio                                           --                 64.4
Gold equivalent ounces produced                                              --                39,329
Cash operating costs per ounce                                     $         --          $        225
Total cash costs per ounce                                         $         --          $        214
==========================================================================================================

Cash and total cash costs per ounce are non-GAAP measures. For further information on these non-GAAP measures, refer to the disclosure under the heading "Costs and Expenses - Operations Summary".

On June 9, 2002, the Company entered into an agreement, amended November 19, 2002, with Newmont, providing for the sale to Newmont of the entire McCoy/Cove complex in Nevada, U.S.A. The agreement replaced a letter agreement dated February 13, 2002 related to the conveyance of the McCoy/Cove complex, which called for a payment to the Company of $6 million and the assumption by Newmont of all reclamation and closure obligations. Under the February 13, 2002 letter agreement, Newmont had no obligation to complete the transaction. Newmont indicated it was willing to proceed with the conveyance of the McCoy/Cove complex only if the business combination with Kinross and TVX was completed and the cash payment was eliminated. Accordingly, a new agreement was reached expressly containing these two conditions. The closing of the transaction was subject to, among other conditions, the completion of the business combination. The combination was completed January 31, 2003 and the McCoy/Cove assets were subsequently conveyed to Newmont on February 7, 2003. In consideration, Newmont has agreed to assume all liabilities and obligations relating to the reclamation or remediation required for the McCoy/Cove complex. Operations at McCoy/Cove ended March 31, 2002, after which time, the Company continued with reclamation and remediation activities until the conveyance to Newmont on February 7, 2003. There was no gain or loss on the sale.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization totaled $7.7 million in the second quarter and $15.6 million in the first half of 2003 compared to $9.9 million in the second quarter and $19.7 million in the first half of 2002. The decrease is the result of no depreciation and amortization in 2003 relating to the McCoy/Cove and Kettle River assets compared to $2.6 million in the second quarter and $6.0 million in the first half of 2002 on these assets, offset by slightly higher depreciation and amortization at the Round Mountain and Lupin mines.

GENERAL AND ADMINISTRATIVE

During the second quarter and first half of 2002, general and administrative costs primarily included corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. These corporate office costs were cut substantially, immediately following the business combination on January 31, 2003. General and administrative costs totaled $0.3 million in the second quarter and $11.7 million in the first half of 2003 compared to $1.6 million in the second quarter and $2.9 million in the first half of 2002. The decrease in the second quarter is the result of the elimination of staff and offices following the merger. The increase in the first half is the result of one time severance and merger related costs of $10.7 million incurred in January 2003 that will not be recurring in the remaining quarters.

EXPLORATION AND DEVELOPMENT

Exploration and development totaled $2.3 million in the second quarter and $5.2 million in the first half of 2003 compared to $1.6 million in the second quarter and $2.2 million in the first half of 2002. The increase is primarily related to $1.0 million expensed in the second quarter and $3.2 million in the first half of 2003 on exploration and development of the Emanuel Creek project adjacent to the Kettle River mine. A further $2.4 million of development costs on Emanuel Creek were capitalized during the quarter. For further information on exploration and development, refer to the disclosure under the heading "Operations - Individual Mine Disclosure". Exploration costs are expensed as incurred while costs specifically identified as development are capitalized.

The Company continues to defer a construction decision on the 100% owned Aquarius gold development project in Ontario, Canada. Development holding costs are expensed as incurred.

LIQUIDITY AND FINANCIAL RESOURCES

At June 30, 2003, the Company had $33.7 million in cash and cash equivalents, $5.2 million in restricted cash and $0.2 million in short-term investments recorded at the lower of cost or fair value. The fair value of the short-term investments at June 30, 2003 was $1.2 million. The restricted cash is primarily represented by $4.0 million currently cash collateralizing the previous HSBC credit facility and reclamation deposits, all of which are expected to be released as they are replaced with letters of credit issued under the new syndicated credit facility entered into by a subsidiary of Echo Bay along with Kinross and two of its wholly-owned subsidiaries. These amounts were included in long-term investments and other assets at December 31, 2002.

OPERATING ACTIVITIES

Net cash flow provided from operating activities was $5.2 million for the second quarter and $0.2 million used in operating activities for the first half of 2003 compared to net cash flow provided from operating activities of $5.5 million for the first quarter and $5.3 million for the first half of 2002. The decrease in 2003 cash flow primarily reflects the payment of severances and merger related costs.

INVESTING ACTIVITIES

Net cash provided by investing activities was $7.4 million in the second quarter and $10.9 million in the first half of 2003, compared with net cash used in investing activities of $4.2 million in the second quarter and $6.5 million in the first half of 2002. The increase in the quarter was impacted by the release of $5.0 million of deposits by regulatory authorities, which were replaced with letters of credit. In addition, the Company sold short-term investments and other assets having a net carrying value of $0.2 million for net proceeds of approximately $1.4 million. The increase in the first half of 2003 was also impacted by the maturity of $5.0 million in short-term investments in the first quarter.

CAPITAL EXPENDITURES

The Company incurred $3.6 million of capital and deferred development expenditures in the second quarter and $5.1 million in the first half of 2003, funded by its operating cash flow. The Company will rely on its operating cash flow to fund the remainder of its planned 2003 capital expenditures. The Company monitors its discretionary spending in view of the cost structure of its operating mines and the availability of additional credit, and will modify or reduce its discretionary spending where necessary.

FINANCING ACTIVITIES

At June 30, 2003, the Company's had no debt outstanding and no cash was provided by or used in financing activities in the first half of 2003. This compares with net cash provided from financing activities in the second quarter and first half of 2002 of $5.6 million as the Company raised funds from a unit offering, offset by the payment of all of its long-term debt and the retirement of its capital securities.

The Company had a $4.0 million letter of credit facility with HSBC Bank USA which was established in October 2001. The facility is currently cash collateralized. This credit facility, which expired in September 2002, was extended to March 27, 2003. This facility and cash collateralization was necessary in connection with financial assurance required by regulatory authorities for future reclamation activities. The Company has cancelled this facility and is in the process of having the cash deposit released in connection with steps undertaken by Kinross, the Company's parent, to issue letters of credit for reclamation security under the new syndicated credit facility described below.

On February 27, 2003, Round Mountain Gold Corporation, a wholly-owned subsidiary of the Company along with Kinross and two of its wholly-owned subsidiaries ("the Borrowers"), entered into a new syndicated credit facility. The new syndicated credit facility has a maturity date of December 31, 2005 and a total committed amount of $125.0 million. The primary purpose of the credit facility is to enable the Borrowers to issue letters of credit to various regulatory agencies to satisfy financial assurance requirements. Shares of Round Mountain Gold Corporation along with various other assets of Kinross are pledged as collateral for this facility.

As a result of the consummation of the plan of arrangement on January 31, 2003, the Company became a wholly-owned subsidiary of Kinross and its common shares no longer trade. Prior to that time, the common shares traded primarily on the Toronto Stock Exchange and the American Stock Exchange. The warrants issued by the Company, which now represent the right to acquire common shares of Kinross, will continue to trade on the Toronto and American Stock Exchanges until their expiry on November 14, 2003. They are exercisable at a price of U.S. $0.90 into
0.1733 of a post-consolidated Kinross common share.

RESERVE ESTIMATES

Mineral reserves at December 31, 2002 were estimated based on a price of $300 per ounce of gold. The market price for gold had for more than four years traded, on average, below the level used in estimating reserves at December 31, 2001. However, during 2002 the market price of gold traded at an average of $310 per ounce and ended the year at $343 per ounce. During the first half of 2003, the market price of gold continued to increase to a high of $382 per ounce on February 5, 2003 before falling back to $346 per ounce on June 30, 2003. The price has averaged $347 per ounce during the second quarter and $350 per ounce during the first half of 2003 compared to $312 per ounce during the second quarter and $301 per ounce during the first half of 2002. If the market price for gold were to have remained depressed and the Company determined that its reserves should be estimated at a significantly lower gold price than that used, there would be a reduction in the amount of gold reserves. In the event that significant reductions in reserves occur, material write-downs of the Company's investment in mining properties and/or increased amortization, reclamation and closure charges may be required.

COMMODITY PRICE RISKS

The Company periodically enters into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. Echo Bay does not hold these financial instruments for speculative or trading purposes. The Company is not subject to margin requirements on any of its hedging lines.

As at June 30, 2003, the Company has no outstanding commitments relating to precious metals or currencies.

COMMITMENTS AND CONTINGENCIES

See note 12 to the interim consolidated financial statements, "Other Commitments and Contingencies".

OUTLOOK

As at June 30, 2003, the Company has $33.7 million of unrestricted cash and $5.2 million of restricted cash that should become unrestricted during the third quarter. Kinross will continue to focus on improving operational profitability at Round Mountain and reviewing alternatives for the Lupin property aimed at maximizing cashflow. Development work is progressing at the Emanuel Creek project. The Company's production estimate for 2003 remains unchanged except for a revision to reflect the suspension of operations at the Lupin mine.

This document includes certain "Forward-Looking Statements" within the meaning of Section 21(e) of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Echo Bay Mines Ltd. or Kinross Gold Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in Echo Bay documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities, including but not limited to the Company's Annual Report on Form 10-K for 2002 filed under Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended.


                                                  ECHO BAY MINES LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)                                                       June 30         December 31
(unaudited)                                                                             2003                2002
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                    $     33,679         $    22,967
   Restricted cash                                                                     5,188                  --
   Short-term investments                                                                165               7,183
   Interest and accounts receivable                                                    3,645               4,177
   Inventories (note 3)                                                               27,616              20,834
   Prepaid expenses and other assets                                                   1,043               1,954
---------------------------------------------------------------------------------------------------------------------
                                                                                      71,336              57,115

Plant and equipment (note 4)                                                          88,978             100,576
Mining properties (note 4)                                                            32,279              29,017
Long-term investments and other assets (note 5)                                       12,274              36,982
---------------------------------------------------------------------------------------------------------------------
                                                                                $    204,867        $    223,690
=====================================================================================================================

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
   Accounts payable and accrued liabilities                                     $     18,613        $     24,813
   Income and mining taxes payable                                                     3,285               3,793
   Reclamation and mine closure liabilities                                            2,736               4,560
---------------------------------------------------------------------------------------------------------------------
                                                                                      24,634              33,166

Deferred income (note 7)                                                               2,565               6,393
Reclamation and mine closure liabilities                                              42,051              46,512
Future income taxes                                                                    1,056                 945

Commitments and contingencies (notes 11 and 12)

Shareholder's equity:
   Common shares, no par value, unlimited number authorized;
     541,272,675 shares issued and outstanding                                     1,042,571           1,042,571
   Deficit                                                                          (891,365)           (879,238)
   Foreign currency translation                                                      (16,645)            (26,659)
---------------------------------------------------------------------------------------------------------------------
                                                                                     134,561             136,674
---------------------------------------------------------------------------------------------------------------------
                                                                                $    204,867        $    223,690
=====================================================================================================================

See accompanying notes to interim consolidated financial statements.


                                                        ECHO BAY MINES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                           Three months ended              Six months ended
(in thousands of U.S. dollars, except per share data)                                    June                          June
(unaudited)                                                              2003            2002           2003           2002
------------------------------------------------------------------------------------------------------------------------------
Revenue                                                           $    50,075     $    54,578    $    94,653    $   109,754
------------------------------------------------------------------------------------------------------------------------------
Expenses:
   Operating costs                                                     28,094          34,320         56,906         69,416
   Royalties                                                            2,314           2,082          4,490          3,706
   Production taxes                                                       529             295          1,037             84
   Depreciation and amortization                                        7,678           9,883         15,576         19,723
   Reclamation and mine closure                                         1,445           1,224          2,777          2,480
   General and administrative                                             266           1,578         11,691          2,891
   Exploration and development                                          2,246           1,607          5,155          2,169
   Loss on retirement of capital securities                                --           5,461             --          5,461
   Interest and other (note 9)                                          9,164           (385)          8,839          (163)
------------------------------------------------------------------------------------------------------------------------------
                                                                       51,736          56,065        106,471        105,767
------------------------------------------------------------------------------------------------------------------------------
(Loss) earnings before income taxes                                    (1,661)         (1,487)       (11,818)         3,987
------------------------------------------------------------------------------------------------------------------------------
Income tax expense (recovery):
   Current                                                                309              --            309             --
   Deferred                                                                --              --             --             --
------------------------------------------------------------------------------------------------------------------------------
                                                                           --              --             --             --
------------------------------------------------------------------------------------------------------------------------------
Net (loss) earnings                                               $    (1,970)    $    (1,487)   $   (12,127)   $     3,987
==============================================================================================================================
Net loss attributable to common shareholders
   after interest on capital securities, net of nil tax effect    $    (1,970)    $  (133,789)   $   (12,127)   $  (132,896)
==============================================================================================================================
Loss per share - basic and fully diluted                          $      0.00     $     (0.27)   $     (0.02)   $     (0.42)
==============================================================================================================================
Weighted average number of shares outstanding (thousands)
    - basic and fully diluted                                         541,273         495,983        541,273        318,295
==============================================================================================================================

CONSOLIDATED STATEMENTS OF DEFICIT                                         Three months ended              Six months ended
(in thousands of U.S. dollars)                                                        June 30                       June 30
(unaudited)                                                              2003            2002           2003           2002
------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                                      $  (889,395)    $  (733,772)   $  (879,238)   $  (734,665)
Net (loss) earnings                                                    (1,970)         (1,487)       (12,127)         3,987
Loss on retirement of capital securities,
   Net of nil tax effect                                                   --        (132,302)            --       (132,302)
Interest on capital securities, net of nil tax effect                      --              --             --         (4,581)
------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                            $  (891,365)    $  (867,561)   $  (891,365)   $  (867,561)
==============================================================================================================================

See accompanying notes to interim consolidated financial statements.


                                                       ECHO BAY MINES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW                                     Three months ended                Six months ended
(in thousands of U.S. dollars)                                                      June 30                         June 30
(unaudited)                                                              2003          2002           2003             2002
------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Net (loss) income                                                 $   (1,970)     $  (1,487)     $ (12,127)     $     3,987
Add (deduct):
     Depreciation and amortization                                     7,678          9,883         15,576           19,723
     Amortization of mining costs                                      2,330            498          2,876              634
     Deferred loss (income) included in revenue                          658         (9,256)         1,316          (17,173)
     Loss on retirement of capital securities                             --          5,461             --            5,461
     Gain on sale of plant and equipment                              (1,540)        (1,009)        (1,554)          (1,085)
     Provision for deferred gains and losses on modified
          hedge contracts (note 9)                                     8,583             --          8,583               --
     Other                                                                --             --             --              200
Change in operating assets and liabilities:
     Interest and accounts receivable                                  1,986         (1,296)           718           (1,655)
     Inventories                                                      (3,607)         3,423         (9,153)          (2,456)
     Prepaid expenses and other assets                                   817          3,245          1,235            1,008
     Accounts payable and accrued liabilities                         (8,652)        (4,040)        (6,948)          (2,323)
     Income and mining taxes payable                                  (1,068)            64           (709)          (1,072)
------------------------------------------------------------------------------------------------------------------------------
                                                                       5,215          5,486           (187)           5,249
------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Mining properties, plant and equipment                             (3,559)        (6,544)        (5,125)          (8,864)
   Short-term investments                                                 --             --          5,000               --
   Long-term investments and other assets                              5,016            107          5,464               79
   Proceeds on the sale of plant and equipment                         1,710          1,516          1,710            1,692
   Other                                                               4,196            691          3,850              544
------------------------------------------------------------------------------------------------------------------------------
                                                                       7,363         (4,230)        10,899           (6,549)
------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Debt repayments                                                        --        (17,000)            --          (17,000)
   Units offering, net of issuance costs                                  --         25,513             --           25,513
   Costs of capital securities retirement                                 --         (2,952)            --           (2,952)
------------------------------------------------------------------------------------------------------------------------------
                                                                          --          5,561             --            5,561
------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                             12,578          6,817         10,712            4,261
Cash and cash equivalents, beginning of period                        21,101          9,795         22,967           12,351
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                          $   33,679      $  16,612      $  33,679      $    16,612
==============================================================================================================================
Supplementary disclosure of cash flow information:
Cash paid for:  Interest                                          $       --      $     289      $      --      $       542
                Income taxes                                      $      353      $      41      $     397      $        82

See accompanying notes to interim consolidated financial statements.

                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted

1.   BASIS OF PRESENTATION

GENERAL
The consolidated financial statements of Echo Bay Mines Ltd. (the "Company") are prepared in accordance Canadian generally accepted accounting principles ("CDN GAAP") and are expressed in U.S. dollars. The accompanying interim unaudited financial statements have been prepared in accordance with CDN GAAP for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by CDN GAAP for annual consolidated financial statements. The accounting policies and methods of application used in the preparation of the accompanying interim unaudited financial statements are the same as those disclosed in the consolidated financial statements and the notes thereto for the three years ended December 31, 2002.

In the opinion of management, all adjustments necessary for fair presentation of results for the periods presented have been reflected in these financial statements. Operating results for the period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual financial statements and the notes thereto for the three years ended December 31, 2002.

BUSINESS COMBINATION
On June 10, 2002, the Company, Kinross Gold Corporation ("Kinross") and TVX Gold Inc. ("TVX") entered into a combination agreement, for the purpose of combining the ownership of their respective businesses. In a concurrent transaction, TVX agreed to acquire from Newmont Mining Corporation ("Newmont") the interest in the TVX Newmont Americas joint venture that it did not already own. The purchase from Newmont was completed and the combination was effected by way of a plan of arrangement under the Canada Business Corporation Act on January 31, 2003.

Shareholders of Echo Bay (other than Kinross) received 0.1733 of a Kinross common share for each Echo Bay common share. The exchange ratio reflects the three-for-one consolidation of Kinross' common shares that was completed on January 31, 2003 immediately prior to the combination. As a result, the Company and its subsidiaries are now wholly-owned subsidiaries of Kinross and no common shares of the Company have been issued since December 31,2002.

SALE OF MCCOY/COVE
On June 9, 2002, the Company entered into an agreement, amended November 19, 2002, with Newmont, providing for the sale to Newmont of the entire McCoy/Cove complex in Nevada, U.S.A. The agreement replaced a letter agreement dated February 13, 2002 related to the conveyance of the McCoy/Cove complex, which called for a payment to the Company of $6 million and the assumption by Newmont of all reclamation and closure obligations. Under the February 13, 2002 letter agreement, Newmont had no obligation to complete the transaction.

                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted

Newmont indicated it was willing to proceed with the conveyance of the McCoy/Cove complex only if the business combination with Kinross and TVX was completed and the cash payment was eliminated. Accordingly, a new agreement was reached expressly containing these two conditions. The closing of the transaction was subject to, among other conditions, the completion of the business combination. The combination was completed January 31, 2003 and the McCoy/Cove assets were subsequently conveyed to Newmont on February 7, 2003. In consideration, Newmont has agreed to assume all liabilities and obligations relating to the reclamation or remediation required for the McCoy/Cove complex.

Certain of the comparative figures have been restated to conform to the current year's presentation.

2.   NEW PRONOUNCEMENTS

In 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 - Disclosure of Guarantees, which is effective for financial periods ending after December 15, 2002. The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement. The Company has determined that it has no material guarantees requiring disclosure under the accounting standard.

3.   INVENTORIES

                                                                           June 30          December 31
                                                                              2003                 2002
---------------------------------------------------------------------------------------------------------
Precious metals bullion                                                $     2,891          $     5,239
In-process                                                                   3,720                4,332
Materials and supplies                                                      21,005               11,263
---------------------------------------------------------------------------------------------------------
                                                                       $    27,616          $    20,834
=========================================================================================================

.. MINING PROPERTIES, PLANT AND EQUIPMENT PLANT AND EQUIPMENT               June 30          December 31
                                                                              2003                 2002
---------------------------------------------------------------------------------------------------------
Cost                                                                   $   474,282          $   654,821
Less accumulated depreciation                                              385,304              554,245
---------------------------------------------------------------------------------------------------------
                                                                       $    88,978          $   100,576
=========================================================================================================

MINING PROPERTIES                                                          June 30          December 31
                                                                              2003                 2002
---------------------------------------------------------------------------------------------------------
Producing mines' acquisition and development costs                     $    96,782          $   283,641
Less accumulated amortization                                               79,481              267,567
---------------------------------------------------------------------------------------------------------
                                                                            17,301               16,074
Development properties' acquisition and development costs                   14,978               12,943
---------------------------------------------------------------------------------------------------------
                                                                       $    32,279          $    29,017
=========================================================================================================

                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted

5.   LONG-TERM INVESTMENTS AND OTHER ASSETS

                                                                           June 30          December 31
                                                                              2003                 2002
---------------------------------------------------------------------------------------------------------
Deferred losses on modification of hedging contracts                   $        --          $    16,291
Deferred mining costs                                                        7,495               10,362
Reclamation and other deposits                                                  --               10,144
Receivable on sale of pyrite                                                 2,565                   --
Investment in Minefinders Corporation Ltd.                                   2,206                   --
Other                                                                            8                  185
---------------------------------------------------------------------------------------------------------
                                                                       $    12,274          $    36,982
=========================================================================================================

MODIFICATION OF HEDGING CONTRACTS
Losses on the early termination or other restructuring of precious metal hedging contracts are deferred until the formerly hedged items are recognized in earnings to the extent that future mine production is available to meet the original hedge commitments. Refer to note 7 for a discussion of the deferral of gains on the modification of hedging contracts and note 9 for a discussion on the provision for deferred losses previously relating to 2003 and 2004.

The Company holds an interest of approximately 13.6% in Minefinders Corporation
Ltd., which was classified as a short-term investment as at December 31, 2002.
Subsequent to the business combination, management determined the investment to be long-term in nature and reclassified it accordingly.

6.   DEBT AND OTHER FINANCINGS

NEW CREDIT FACILITY
On February 27, 2003, Round Mountain Gold Corporation, a wholly-owned subsidiary of the Company along with Kinross and two of its wholly-owned subsidiaries ("the
Borrowers"), entered into a new syndicated credit facility. The new syndicated credit facility has a maturity date of December 31, 2005 and a total committed amount of $125.0 million. The primary purpose of the credit facility is to enable the Borrowers to issue letters of credit to various regulatory agencies to satisfy financial assurance requirements. Shares of Round Mountain Gold
Corporation along with various other assets of Kinross are pledged as collateral for this facility.

7.   DEFERRED INCOME

                                                                           June 30          December 31
                                                                              2003                 2002
---------------------------------------------------------------------------------------------------------
Deferred gains on modification of hedging contracts                    $        --          $     6,393
Deferred income on sale of pyrite                                            2,565                   --
---------------------------------------------------------------------------------------------------------
                                                                       $     2,565          $     6,393
=========================================================================================================

                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted

MODIFICATION OF HEDGING CONTRACTS
Gains on the early termination or other restructuring of precious metal hedging contracts are deferred until the formerly hedged items are recognized in earnings to the extent that future mine production is available to meet the original hedge commitments. Refer to note 5 for a discussion of the deferral of losses on the modification of hedging contracts and note 9 for a discussion on the provision for deferred gains previously relating to 2003 and 2004.

8.   EMPLOYEE STOCK-BASED COMPENSATION
The Company's stock option plan is described in note 12 of the consolidated financial statements for the year ended December 31, 2002. The Company has elected not to use the fair value method of accounting for stock options. As a result, it does not recognize compensation expense based on the fair value of options granted. However, the Company did not grant stock options in 2003, 2002, 2001 or 2000 and will not make any more grants under the plan. As a result, no compensation expense would have been recorded using the fair value method of accounting for awards granted on or after January 1, 2002 for the periods presented and income (loss) per share would remain unchanged.

9.   INTEREST AND OTHER

                                                             Three months ended                 Six months ended
                                                                        June 30                          June 30
                                                           2003            2002            2003             2002
-----------------------------------------------------------------------------------------------------------------
Interest income                                     $       (64)    $       (58)     $     (116)      $     (218)
Interest expense                                             15             136              15               54
Gain on sale of assets                                   (1,556)         (1,022)         (1,589)          (1,099)
Reclamation provision                                        --              --             833               --
Provision for deferred gains and losses
   on modified hedge contracts                            8,583              --           8,583               --
Other                                                     2,186             559           1,113              612
-----------------------------------------------------------------------------------------------------------------
                                                   $      9,164     $      (385)     $    8,839       $     (163)
=================================================================================================================

PROVISION FOR DEFERRED GAINS AND LOSSES ON MODIFIED HEDGE CONTRACTS Gains and losses on the early termination or other restructuring of gold hedging contracts are deferred until the formerly hedged items are recognized in earnings to the extent that future mine production is available to meet the original hedge commitments. Should circumstances change such that formerly hedged anticipated future production is no longer considered likely to occur, the related deferred gains and losses are recognized in the period in which this determination is made. On August 13, 2003, Kinross announced the immediate suspension of operations at its Lupin mine due to poor economic performance over a protracted period of time. As a result, deferred losses of $2.6 million and $11.1 million relating to 2003 and 2004 respectively, and deferred gains of $1.2 million and $3.9 million relating to 2003 and 2004 respectively, have been recognized in interest and other income in 2003 with respect to the Lupin mine. Deferred losses of $2.6 million and deferred gains of $1.3 million for the six month period ended June 30, 2003 have been included in revenue.

                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted

10.  SEGMENT INFORMATION

The Company's management regularly evaluates the performance of the Company by reviewing operating results on a minesite by minesite basis. As such, the Company considers each producing minesite to be an operating segment. As at June 30, 2003, the Company has two operating mines: Round Mountain in Nevada, United States and Lupin in Nunavut Territory, Canada. The Company suspended operations at Lupin on August 13, 2003 and is currently evaluating future alternatives for the property as described in Note 13. The Company ceased mining operations at its Kettle River mine in Washington, United States in October 2002 and at its McCoy/Cove mine in Nevada, United States on March 31, 2002. McCoy/Cove was subsequently sold to Newmont on February 7, 2003. All are 100% owned except for Round Mountain, which is 50% owned.

The Company's management generally monitors revenue on a consolidated basis. Information regarding the Company's consolidated revenue is provided below.

                                                         Three months ended               Six months ended
                                                                    June 30                        June 30
                                                        2003           2002           2003            2002
------------------------------------------------------------------------------------------------------------
Gold revenue                                     $    50,075    $    51,665    $    94,653     $   100,525
Silver revenue                                            --          2,913             --           9,229
------------------------------------------------------------------------------------------------------------
Total gold and silver revenue                    $    50,075    $    54,578    $    94,653     $   109,754
Average gold price realized per ounce            $       343    $       375    $       345     $       360
Average silver price realized per ounce          $        --    $      4.39    $        --     $      4.36
------------------------------------------------------------------------------------------------------------

In making operating decisions and allocating resources, the Company's management specifically focuses on the production levels and cash operating costs generated by each operating segment, as summarized in the following tables.


                                                         Three months ended               Six months ended
                                                                    June 30                        June 30
Production (ounces)                                     2003           2002           2003            2002
------------------------------------------------------------------------------------------------------------
Gold
Round Mountain (50%)                                 113,310         95,499        209,126         189,070
Lupin                                                 25,511         24,643         56,143          53,360
Kettle River                                              --          9,500             --          19,987
McCoy/Cove                                                --             --             --          16,501
------------------------------------------------------------------------------------------------------------
Total gold                                           138,821        129,642        265,269         278,918
============================================================================================================
Silver - all from McCoy/Cove                              --             --             --       1,470,094
============================================================================================================

                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted


                                                         Three months ended               Six months ended
                                                                    June 30                        June 30
Operating costs                                         2003           2002           2003            2002
------------------------------------------------------------------------------------------------------------
Round Mountain (50%)                             $    19,583    $    17,731    $    37,725     $    33,121
Lupin                                                  8,511         10,392         19,181          18,271
Kettle River                                              --          2,565             --           4,571
McCoy/Cove                                                --          3,632             --          13,453
------------------------------------------------------------------------------------------------------------
Total per financial statements                   $    28,094    $    34,320    $    56,906     $    69,416
============================================================================================================

Royalties
------------------------------------------------------------------------------------------------------------
Round Mountain (50%)                             $     2,314    $     2,062    $     4,490     $     3,594
Kettle River                                              --             14             --              71
McCoy/Cove                                                --              6             --              41
------------------------------------------------------------------------------------------------------------
Total per financial statements                   $     2,314    $     2,082    $     4,490     $     3,706
============================================================================================================

Production taxes
------------------------------------------------------------------------------------------------------------
Round Mountain (50%)                             $       529    $       280    $     1,037     $       535
Kettle River                                              --             15             --              30
McCoy/Cove                                                --             --             --            (481)
------------------------------------------------------------------------------------------------------------
Total per financial statements                   $       529    $       295    $     1,037     $        84
============================================================================================================

Reclamation and mine closure
------------------------------------------------------------------------------------------------------------
Round Mountain (50%)                             $     1,020    $       859    $     1,886     $     1,701
Lupin                                                    425            365            891             779
------------------------------------------------------------------------------------------------------------
Total per financial statements                   $     1,445    $     1,224    $     2,777     $     2,480
============================================================================================================


Asset information                                        Three months ended               Six months ended
                                                                    June 30                        June 30
Depreciation and amortization                           2003           2002           2003            2002
------------------------------------------------------------------------------------------------------------
Round Mountain (50%)                             $     5,720    $     5,792    $    11,746     $    10,729
Lupin                                                  1,507          1,070          2,964           2,200
Kettle River                                              --            473             --           1,634
McCoy/Cove                                                --          2,153             --           4,384
Depreciation of non-minesite assets                      451            395            866             776
------------------------------------------------------------------------------------------------------------
Total per financial statements                   $     7,678    $     9,883    $    15,576     $    19,723
============================================================================================================

Capital expenditures
Round Mountain (50%)                             $       789    $     2,907    $     1,126     $     3,259
Lupin                                                    383            502          1,612           1,610
McCoy/Cove                                                --             --             --              13
Kettle River                                           2,387            730          2,387           1,575
Non-minesite assets                                       --          2,405             --           2,407
------------------------------------------------------------------------------------------------------------
Total per financial statements                   $     3,559    $     6,544    $     5,125     $     8,864
============================================================================================================

                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted


                                                       Three months ended               Six months ended
                                                                  June 30                        June 30
Reconciliation of segment income to                  2003            2002         2003              2002
   enterprise net (loss) income
------------------------------------------------------------------------------------------------------------
Segment total                                    $    10,015    $     6,774    $    13,867     $     14,345
General and administrative                              (266)        (1,578)       (11,691)          (2,891)
Exploration and development                           (2,246)        (1,607)        (5,155)          (2,169)
Loss on retirement of capital securities                  --         (5,461)            --           (5,461)
Interest and other                                    (9,164)           385         (8,839)            163
Income tax expense                                      (309)            --           (309)             --
------------------------------------------------------------------------------------------------------------
Net (loss) income per financial statements       $    (1,970)   $    (1,487)   $    (12,127)   $     3,987
============================================================================================================

11.  HEDGING ACTIVITIES AND COMMITMENTS

GOLD COMMITMENTS
As at June 30, 2003, the Company has no outstanding commitments relating to precious metals.

CURRENCY POSITION
As at June 30, 2003, the Company has no outstanding commitments relating to foreign currency.

Shown below are the carrying amounts and estimated fair values of the Company's hedging instruments at June 30, 2003 and December 31, 2002.

                                                     June 30, 2003                   December 31, 2002
                                    ---------------------------------- ------------------------------------
                                         Carrying        Estimated         Carrying          Estimated
                                           Amount       Fair Value           Amount         Fair Value
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Foreign currency contracts            $        --      $        --      $         --       $       100
===========================================================================================================

Fair values are estimated based upon market quotations of various input variables. These variables were used in valuation models that estimate the fair market value.

12.  OTHER COMMITMENTS AND CONTINGENCIES

SUMMA
See note 17 to the audited December 31, 2002 consolidated financial statements.

HANDY & HARMAN
See note 17 to the audited December 31, 2002 consolidated financial statements.

OTHER
In November 2001, two former employees of the Corporation brought a claim for damages for wrongful dismissal against the Company pursuant to the CLASS PROCEEDINGS ACT (British Columbia) as a result of the temporary suspension of operations at the Company's Lupin mine in

                               ECHO BAY MINES LTD.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2003

       Tabular dollar amounts in thousands of U.S. dollars, except amounts per share and per ounce or unless otherwise noted

the spring of 1998 and the layoff of employees at that time. On August 12, 2002, the Supreme Court of British Columbia dismissed Echo Bay's application for a declaration that British Columbia did not have jurisdiction in connection with this claim or in the alternative that the Court should decline jurisdiction. The Company successfully appealed the decision. On April 4, 2003, the appeal was heard by the Court of Appeal for British Columbia. On May 16, 2003, in a unanimous decision, the Court of Appeal allowed the Company's appeal and dismissed the action on the basis that British Columbia does not have jurisdiction in connection with this claim. On August 18, 2003, counsel for the former employees filed an application for leave to appeal to the Supreme Court of Canada. Although the outcome cannot be predicted, the Company and their counsel believe that the Company will prevail.

SECURITY FOR RECLAMATION
A wholly-owned subsidiary of the Company has provided a corporate guarantee and other forms of security to regulatory authorities in connection with future reclamation activities in respect of the Round Mountain mine. Early in 2001, regulators in Nevada called upon the subsidiary to provide other security to replace corporate guarantee. The regulatory request, relevant to operations at Round Mountain, seeks replacement security of $15.9 million to bring the total to $21.3 million, the Company's 50% share. On July 17, 2003 the Company entered into an agreement with the Nevada regulatory authorities whereby the Company agrees to replace its corporate guarantee with letters of credit. In addition to the $5.4 million already posted, $4.0 million is to be posted within 60 days of entering into this agreement with further amounts of $4.0 million to be posted on each of July 17, 2004, 2005 and 2006 respectively. The Company will post the required security by issuing letters of credit under its credit facility.

13.  SUBSEQUENT EVENT

On August 13, 2003, Kinross, the Company's parent, announced the immediate suspension of operations at its Lupin mine in Nunavut Territory, Canada due to poor economic performance of the operation over a protracted period of time. A small group of personnel will continue reviewing future alternatives for the property including the development of a mine plan to extract the shaft and crown pillars. Mining and milling operations have been suspended. The plant and equipment has been placed on care and maintenance pending the results of the review of future alternatives for the property. As such, management is currently unable to assess the impact, if any, on the carrying value of the Lupin mine assets. This will be completed along with the assessment of alternatives for the property. This decision ultimately affects 235 permanent and 70 contract employees. These interim consolidated financial statements do not include any severance costs associated with the layoffs. A small core of personnel will continue with the environmental management programs to ensure compliance with all regulatory requirements. The ongoing costs of care and maintenance and environmental monitoring will be expensed as incurred.